Double Hull Tankers, Inc. Reports First Quarter 2007 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, MAY 11, 2007 – Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from January 1 to March 31, 2007. Total revenues for this period were $20.2 million and net income was $7.2 million, or $0.24 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.38 per share, which will be paid on June 12, 2007 to shareholders of record as of the close of business on May 29, 2007. DHT plans to host a conference call at 9 am ET on May 11, 2007 to discuss the results for the quarter. See below for further details.

First Quarter 2007 Results

Total revenues for the first quarter of $20.2 million ($24.2 million in the first quarter 2006) consist of $17.1 million in base charter hire revenue and $3.1 million in additional hire under the company’s profit sharing arrangements with Overseas Shipholding Group Inc. ("OSG"). Of the additional hire, $1.5 million relates to the VLCCs and $1.6 million relates to the Aframax vessels. In the quarter ended March 31, 2007, DHT’s VLCCs achieved average time charter equivalent (TCE) earnings in the commercial pool of $46,700 per day (compared to $75,800 in the first quarter of 2006 and $52,900 in the fourth quarter of 2006) and the Aframax tankers achieved $38,300 per day (compared to $39,700 in the first quarter of 2006 and $34,100 in the fourth quarter of 2006), according to data from the commercial pools. Approximately 25% of the revenue days in the Aframax International pool in the first quarter relate to vessels time chartered out by the pool at an average rate of about $29,000 per day. In general, through the profit sharing agreements, DHT earns 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the quarter ended March 31, 2007, were $42,400 per day for the VLCCs (compared to $52,600 in the first quarter of 2006 and $46,100 in the fourth quarter of 2006) and $26,100 per day for the Aframax vessels (compared to $28,700 in the first quarter of 2006 and $26,200 in the fourth quarter of 2006).

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the period, or “revenue days”.  In the quarter ended March 31, 2007, the vessels’ revenue days were 260 (compared to 267 days in the first quarter 2006) for the VLCCs and 353 (compared to 352 days in the first quarter 2006) for the Aframax vessels.

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For the quarter ended March 31, 2007, DHT’s vessel expenses, including insurance costs, were $4.8 million, depreciation and amortization expenses were $4.2 million and general and administrative expenses were $0.8 million.

For the quarter ended March 31, 2007, net finance expenses, including amortization of deferred debt issuance costs, were $3.3 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 18, 2010. The term loan is non-amortizing until January 18, 2011.

Market Update

China’s continued strong demand for oil imports, the multi-sourcing of supplies, Venezuela’s desire to export less oil to the United States and the current reduction in Mexico’s oil production, all result in longer transportation distances and increase in the ton/mile transportation demand.  The oil companies’ increasing preference for double hull tankers continue to lead to a reduction in the trading efficiency for the tanker fleet, a situation that bodes well for DHT’s current fleet of double hull tankers.

Market charter rates for VLCCs and Aframax tankers were not as strong as anticipated in January and February. However, rates improved in March and remain strong. For the quarter ended March 31, 2007, charter rates were above the base charter hire rates of DHT’s charter arrangements with OSG, both for the VLCCs and the Aframax tankers. The market conditions in this quarter can be attributed to several factors, including seasonal volatility, a cut back by OPEC of current production resulting in reduced export from the Middle East and lower non –OPEC production.  On the other hand, Russian tax changes encouraging increased export of crude, port congestions and strikes have helped to hold the charter rates for tankers up.

Vessels’ Charter Arrangements and Vessel Operations

Our current fleet of seven vessels have been time chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in any such excess under the profit sharing component of our charter arrangements.

All our vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. Additionally, our vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

The Overseas Regal, one of our VLCCs, entered drydock in March for the commencement of a planned special survey. This resulted in 10 days off hire in the first quarter. The vessel completed the special survey on April 14. The 14 days off hire in April will be reflected in our second quarter results. The Overseas Sophie had approximately 4 days off hire in the first quarter for the completion of a scheduled interim survey and repairs to a generator. Overseas Ania and Overseas Rebecca had jointly a total of approximately 3 days off hire in the first quarter due to deslopping and statutory inspections. These two vessels are scheduled to undergo interim surveys in the second and third quarter of 2007, respectively, resulting in an estimated 3 days off hire per vessel.

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No vessel in our fleet is currently scheduled for drydocking until the docking of one Aframax at the end of 2008.

Recent Developments

In order to put additional focus on business development, DHT is pleased to announce that Tom R. Kjeldsberg has been hired as Senior Vice President for Business Development. He is joining DHT from DnB NOR Markets, where he was a Director in the Corporate Finance division focussing on shipping and offshore.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	1Q 2007 Jan. 1-March 31, 2007	1Q 2006 Jan. 1-March 31, 2006

Shipping revenues	$20,231	$24,198

Vessel expenses	4,775	4,496
Depreciation and amortization	4,171	4,171
General and administrative	807	604

Total operating expenses	9,753	9,271

Income from vessel operations	10,478	14,927

Interest income	220	196
Interest expense and amortization of deferred debt issuance cost	3,492	3,468

Net income	7,206	11,655

Basic net income per share	$0.24	$0.39
Diluted net income per share	$0.24	$0.39

Weighted average shares (basic)	30,013,954	30,006,250
Weighted average shares (diluted)	30,027,438	30,013,806

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	March 31, 2007	Dec. 31, 2006

Current Assets
Cash and Cash Equivalents	$16,635	$17,680
Voyage receivables from OSG	3,163	4,009
Unrealized gain on interest rate swap	525	1,712
Prepaid Expenses	631	331
Prepaid Technical Management Fee to OSG	1,281	1,324
Total Current Assets	22,235	25,056

Vessels, net*	318,406	322,577
Other assets incl. deferred debt issuance cost	1,367	1,407

Total Assets	$342,008	$349,040

Current Liabilities
Accounts payable and accrued expenses	$3,736	$3,456
Unrealized loss on interest rate swap	-	-
Deferred Shipping Revenues	5,970	6,169
Total Current liabilities	9,706	9,625

Long term debt	236,000	236,000

Total Stockholders equity*	96,302	103,415

Total Liabilities and Stockholders' Equity	$342,008	$349,040

*In October 2005, DHT acquired the 7 vessels in its fleet for a total purchase price of $580.6 million from OSG. DHT was required to carry over OSG’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was recorded as a reduction of stockholders’ equity. This reduction amounted to $233 million and represents a deemed dividend to OSG.

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on May 11, 2007 to discuss the results for the quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (800) 561-2718 within the United States and +1-617-614-3525 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on May 11, 2007 through midnight ET on May 18, 2007 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 68307998. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
                      Phone: +44 1534 639 759 and +47 412 92 712
                      E-mail: info@dhtankers.com and eu@tankersservices.com